Exhibit 12.1

ASSURANT, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions of U.S. dollars except for ratio amounts)

	2017	2016	2015	2014	2013
Income before income taxes	$444.5	$848.6	$201.2	$744.1	$789.7
Fixed charges	57.4	66.5	65.7	68.5	86.8
Income as adjusted	$501.9	$915.1	$266.9	$812.6	$876.5
Fixed charges:
Interest expense, including discount amortization and preferred stock dividends (1)	$49.5	$57.6	$55.1	$58.4	$77.7
Portion of rents representative of an appropriate interest factor	7.9	8.9	10.6	10.1	9.1
Total fixed charges	$57.4	$66.5	$65.7	$68.5	$86.8
Ratio of consolidated earnings to fixed charges	8.74	13.76	4.06	11.86	10.10